VIA EDGAR

August  10, 2010

Securities and Exchange Commission
100 F Street, N.E.
Judiciary Plaza
Washington, D.C.  20549

Attn:	Division of Corporation Finance,

Re:	SpeedSport Branding, Inc.
File No. 333-155318

Dear Ladies and Gentlemen:

At the request of SpeedSport Branding, Inc., (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated August 6, 2010 from Amanda Ravitz of the Commission to Roy C. Montgomery, Chief Executive Officer of the Company, relating to Amendment No. 2 to the Registration Statement on Form S-1 of the Company filed with the Commission on July 22, 2010 (the “Registration Statement”).  We have filed simultaneously Amendment No. 3 to the Registration Statement and have attached a marked copy of such Amendment No. 3 indicating the changes that the Company has made to the Registration Statement.

The numbered paragraphs below correspond to the paragraph in which the comment was made.  For your convenience, we have included above our response a copy of the comment to which we are responding.

General

1.  Please revise to indicate all loss amounts by the use of parentheses.

Response

The Staff's comment has been noted and the registration statement has been amended accordingly.

2.  Please revise throughout to indicate whether attracting sponsors will depend upon successful wins by your cars and, if so, whether your current record at races has hindered your ability to attract sponsors.

Response

The Staff's comment has been noted and the registration statement has been amended accordingly.

3.   We note your response to our prior comment 2 and reissue in part.   On pages 16, 18, and 19, you continue to refer to either fiscal year 2008 or 2009 as if it is the most recent practicable date. In addition, we note that your updated fiscal years, numbers, and percentages on page 6 of your summary section and on pages 30, 32, and 33 the MD&A section do not appear to be correct.  Please revise or advise.

Response

The Staff's comment has been noted and the registration statement has been amended accordingly.
The sections have been reconciled.

4.  We note your response to our prior comment 3 and reissue, Please remove or substantiate your claims relating to the popularity of auto racing and industry growth rates. These statements currently appear on pages 10 and 23.

Response

The Staff's comment has been noted and the registration statement has been amended accordingly.
The "claims" language has been removed.

Prospectus Summary, page 5

5.  We note your response to our prior comment 10 and reissue in part. Please revise your prospectus summary section to reflect that your auditor's report expresses substantial doubt about your ability to continue as a going concern.

Response

The Staff's comment has been noted and the registration statement has been amended accordingly.

Company History, page 18.

6.  We note your response: to our prior comment 20 and reissue. Please identify the company from which you lease your offices and "in which Mr. O'Connell holds a majority of the economic interest".  Refer to pages 18 and 24.

Response

The Staff's comment has been noted and the registration statement has been amended accordingly.

Trends & Outlook. Page 24

7. We note your response to our prior comment 24 and reissue in part.  Revise your disclosure in trends and outlook section so that it is anticipatory in nature. You currently state "we receive we may receive cash purses" on page 24.

Response

The Staff's comment has been noted and the registration statement has been amended accordingly.

Management's Discussion and Analysis or Plan of Operation, page 24

8. Please revise to delete 2006 and 2007 financial data from your MD&A section because you no longer provide financial statements for these fiscal periods.

Response

The Staff's comment has been noted and the registration statement has been amended accordingly.

9. We note your response to our prior comment 26 and reissue in part. Your narrative discussion should not merely repeat numerical changes for the increase or decrease in line items, but should be expanded to discuss the various components of each item. Refer to instruction 4 to Item 303(a) of Regulation  S-K.

Response

The Staff's comment has been noted and the registration statement has been amended accordingly.

Liquidity, page 21

10. We note your response to our prior comment 27 and reissue. Describe briefly your travel and lodging expenses and miscellaneous expenses on page 33 in more detail.

Response

The Staff's comment has been noted and the registration statement has been amended accordingly.

Stockholder Matters. page 33

11. Please revise to provide an estimate of additional capital you expect to raise through the issuance of debt and equity.

Response

The Staff's comment has been noted and the registration statement has been amended accordingly.

12.  Revise the description of your line of credit to disclose its material terms.

Response

The Staff's comment has been noted and the registration statement has been amended accordingly.

Security Ownership of Certain Beneficial Owners and Management page 37

13.  We note your response to our prior comment 28 and reissue. The amounts shown here for debt      incurred by you to related parties, as well as shares issued to related parties in debt repayments, do not appear to match the amounts shown in Note 2 related party transaction section, in your financial statements. Please advise or revise.

Response

The S-1 section “Certain Relationships and Related Transactions” (“the S-1 Section”) has been edited and clarified to match the disclosures in footnote 2 of the financial statements.

Specifically the first several paragraphs describe the following related party note conversions in 2008 and amounts:

Chester Montgomery	$52,239	261,195 shares
Roy Montgomery	$2,702	13,510 shares
General Pacific Partners	$103,256	516,280 shares
Billington Brown	$154,173	770,865 shares
Michael Speakman*	$63,000	315,000 shares
Total:	$375,370	1,876,850 shares
*Mr. Speakman ceased to be a Related Party upon the Merger of SppedSport Branding LLC with SpeedSport Branding, Inc.

The total matches the related party disclosure amounts in paragraph one of footnote 2 of the financial statements. Other disclosures in the S-1 Section which were duplicates have been clarified to more closely match the Footnote 2 disclosures. Finally, the third and seventh paragraphs of Footnote 2 have been combined to correct 2008 transaction amounts and event sequences, and to eliminate duplication. This clarification leads to no change on the financial statements themselves, which include the correct amounts.

14.   Please revise the total number of shares owned by selling shareholders in your security ownership table.

Response

The Staff's comment has been noted and the registration statement has been amended accordingly. Specialty Rentals, LLC has been added to the table as a Related Party.

Certain Relationships and Related Transactions. page 38

15.  Please revise this section to include the names of related persons; and the approximate dollar value of each related party transaction. If securities were issued in exchange for services, please describe the type of services rendered. Refer to item 404 of Regulation S-K.

Response

The Staff's comment has been noted and the registration statement has been amended accordingly.

Selling Shareholders, page 42

16.  It appears from your disclosure m response to our prior comment 30 that Mr. Arnold is either a broker-dealer or an affiliate of a broker-dealer. If he is a. broker-dealer, please amend your registration statement to state that Capital Strategy Partners LLC is an underwriter.  On the other hand, he is an affiliate of a broker-dealer, please amend your registration statement to state: (1) that Capital Strategy Partners LLC purchased your shares in the ordinary course of business, and  (2) at the time of the purchase of the shares to be resold, Capital Strategy Partners LLC had no agreements or understanding, directly or indirectly, with any person to distribute the shares.

Response

The Staff's comment has been noted and the registration statement has been amended accordingly.

Plan of Distribution,  page 43

17.  It appears from your disc1os\lre in response to our prior comment 31 that Mr. Bernabeo is either a broker-dealer or an affiliate of a broker-dealer. Please tell us whether Mr. Bernabeo was associated with World Equity Group, Inc. at the time of acquiring your shares. In addition, if he is a broker-dealer, please amend your registration statement to state that he is an. underwriter. If, on the other hand, he is an affiliate of a broker-deaIer, please amend your registration statement to state: (1) that he purchased your shares in me ordinary course of business, and (2) at the time of the purchase of the shares to be resold, Mr. Bernabeo had no agreements or understanding, directly or indirectly, with any person to distribute the shares.

Response

The Staff's comment has been noted and the registration statement has been amended accordingly.

Financial Statements, F-2

18.  We note your response to our prior comment 32 and reissue. You continue to state that the number of shares issued and outstanding is 15,507,956 on pages 40 and F-3. Please revise.

Response

The Staff's comment has been noted and the registration statement has been amended accordingly. Page 40 has been corrected to show that there are 15,650,873 shares outstanding.  However, we note that  page F-3, in the Statement of Operations, the number of shares outstanding, under the "unaudited" title, is stated correctly as "15,650,873".

Note 1. Organization, Operation and Summary, page F-6

19.  We note your response to our prior comment 33 and reissue in part. Please revise your disc1osure on page F-6 relating to your design and assembly of "motorsport racecars for {your] own use" or advise.

Response

Please be advised that there is not any reference to "design and assembly of motorsports racecars for its own use" set forth in Amendment No. 2.

Item 15. Recent Sales of Unregistered Securities, page 49

20.  We note your response: to our prior comment 8 and reissue. Please revise your sale of unregistered securities section to include transactions described paragraphs 2 and 6 on page 7.

Response

The Staff's comment has been noted and the registration statement has been amended accordingly.

Age of Financial Statements

21. We note that you provided financial information for March 31, 2010. Please continue to consider the financial statement updating requirement as set forth in Rule 8-08 of Regulation S-X. Related financial information, such as MD&A should also be updated to include the interim period results, Please refer to Rule 8-03 of Regulation S-X for all requisites of the interim financial statements.

Response

We note the Staff's comment. We ask that the Staff accommodate the Company so that this registration statement becomes "Effective" by August 13, 2010. We believe all of the Staff's comments have been addressed.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 760-692-1162 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100, fax 858-523-0444.

Very truly yours,

The Bingham Law Group.

By:s/ Brad Bingham
      Brad Bingham